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                                                                       EXHIBIT 2

                            [CITATION LETTERHEAD]

                                 NEWS RELEASE
                                 FOR MORE INFORMATION CONTACT:
                                 Rick Neece, CITATION 314/579-7900
                                 Ned Maniscalco for CITATION 314/982-1700



FOR IMMEDIATE RELEASE

                CITATION COMPUTER SYSTEMS ANNOUNCES AGREEMENT
                             TO SELL UK BUSINESS

     ST. LOUIS, JANUARY 22, 1997 - CITATION Computer Systems, Inc. today announced a preliminary agreement to sell its United Kingdom operations to Health Systems Limited, which will also become CITATION's exclusive distributor for its clinical software products in the UK. The sale price was not disclosed.
     Under the terms of the memorandum of understanding, Health Systems Limited will acquire CITATION's operating assets, retain the majority of the Company's employees in the UK and assume responsibility for CITATION's existing customers and contracted commitments in the UK. The preliminary agreement will provide CITATION with royalties on any future sales made by Health Systems of CITATION clinical software products in the UK. The sale is anticipated to close by late February. This transaction will result in a loss of between $.35 and $.40 per share to be recognized in the fourth quarter of fiscal 1997, which ends March 31.
     J. Robert Copper, CITATION's Chairman and CEO, stated, "CITATION's UK operations have resulted in disappointing sales and operating results and, more importantly, required large amounts of cash to fund its operations. This agreement will remove the volatility and cash drain from CITATION in the future. It also establishes a distributor for CITATION in the UK, which has long been the Company's preferred method of doing business internationally. It is also expected to provide CITATION a source of income and positive cash flow. We believe this agreement will have a positive impact on our future."

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CITATION To Sell UK Business
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     Health Systems Limited is being formed by a group of executives with significant healthcare information systems experience in the UK.
     CITATION provides comprehensive client/server information systems for clinical areas, financial/administrative areas, and a community-wide registration system. CITATION has 600 systems in more than 450 healthcare facilities throughout the United States, Canada, the United Kingdom, Ireland, Asia-Pacific and other countries. CITATION has its headquarters in St. Louis, Missouri.

         CITATION -- THE BEST INFORMATION SYSTEMS VALUE IN HEALTHCARE